ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-167108

Registration No. 333-167108-01

September 23, 2010

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream Partners, LP

Pricing Term Sheet

$250,000,000 3.250% Senior Notes due 2015

Issuer:	DCP Midstream Operating, LP

Guarantor:	DCP Midstream Partners, LP

Ratings: (S&P / Fitch)*	BBB- / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	September 23, 2010

Settlement Date: (T+5)	September 30, 2010

Maturity Date:	October 1, 2015

Principal Amount:	$250,000,000

Benchmark:	1.25% due August 31, 2015

Benchmark Price / Yield:	99-21 3/4 / 1.317%

Spread to Benchmark:	+ 195 bps

Yield to Maturity:	3.267%

Coupon:	3.250%

Public Offering Price:	99.922%

Net Proceeds Before Expenses	$248,305,000

Optional Redemption:	Redeemable at any time in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 30 bps, plus accrued and unpaid interest

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2011

CUSIP / ISIN:	23311VAA5 / US23311VAA52

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse (USA) LLC

Co-Managers:	RBS Securities Inc. SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.